Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

On November 19, 2025, Pubco posted the following investor letter on the “Investor Updates” section of its website:

Greetings Machinists,

Despite market volatility, our core theses have not changed.

First, Ethereum is becoming the foundational substrate for the next evolution of the internet— where digital and real-world assets, agentic AI, and computation settle on a shared, credibly neutral base layer— and we believe ETH, as the native asset, is uniquely positioned to capture that value.

Second, we believe an operating company is the most effective way for public-market investors to access this upside: not just by holding ETH, but by deploying an institutional risk-management team to stake, restake, and participate in high-quality DeFi in a disciplined way onchain and by accessing the public capital markets for long term accretive financing offchain.

Third, we view excessive ATM common-equity issuance as structurally harmful to investors, creating persistent share overhang, eroding per-share economics for newcomers, and ultimately impairing the long-term viability and market perception of a vehicle; capital formation should instead be thoughtful, accretive, and aligned with long-duration ETH compounding on a per-share basis.

While the 43-day government shutdown has slowed our SEC review, we have continued to build toward becoming the premier public institutional Ether-generation company: improving yield, tightening operations, and growing brand awareness.

We believe coming to market in a pullback like today’s is ultimately an advantage, for us and for our investors. By listing when ETH and sentiment are off the highs, we are not asking new shareholders to underwrite peak-cycle pricing or a premium mNAV manufactured through aggressive ATM issuance—especially not after the market has seen how overuse of ATMs can drive a vehicle from a rich premium into a steep discount and trap it with overhang, impaired ETH-per-share, and reduced paths to accretive financing. Instead, investors can enter ETHM at more reasonably implied ETH levels, with cleaner technicals and less overhang, and participate in the upside from a healthier starting point. That timing, combined with a restrained approach to common equity issuance and a rigorous review of other accretive financial instruments such as thoughtfully structured preferreds and converts, is intended to position ETHM as a long-term, compounding ETH vehicle rather than a short-term mechanism for selling high to new shareholders.

Our core objective— maximizing Ether Generation Per Share (ETHGPS)— guides every operational, financial, and strategic decision we make.

Key Developments

Market Update: On 10/10/25, crypto experienced a historic yet textbook leverage flush driven by macro headlines rather than any chain-specific failure: Trump’s proposed 100%+ tariffs on Chinese imports triggered a broad risk-off move, BTC and ETH traded like high-beta tech (Bitcoin breaking from its ~$120k range toward the low $100ks, ETH falling through ~$4.1k with mid-teens intraday losses), billions in leveraged longs were force-liquidated as perp funding flipped sharply negative for ETH and futures basis snapped back toward spot, but on-chain activity—transactions, fees, active addresses—remained broadly stable, reinforcing that this was a positioning shock rather than a structural break in the underlying networks and we expect continued choppiness into year-end.

Competitive Landscape: We have not sacrificed our corporate structure for speed to market and we believe over the long term this will be hugely differentiating.

We have deep respect for our peers and are all on Team Ethereum, but we believe vehicles that leaned heavily on ATM common-equity issuance while trading at a positive mNAV, monetized short-term premiums at the expense of long-term per-share value. For a hypothetical example, an investor who bought a vehicle’s stock when Ether was $4,000 and the company traded at 1.5× mNAV—effectively paying $6,000 “per ETH share”—would see that exposure fall to $2,400 if Ether dropped to $3,000 and the mNAV multiple compressed to 0.8×, turning a -25% move in the underlying asset into roughly a -60% loss on the equity. This is the structural risk of buying into aggressive ATM-driven rallies at large premiums to mNAV: investors may end up absorbing not just the volatility of ETH, but also the full whipsaw of sentiment and over-issuance as the premium inevitably normalizes or flips to a discount. On top of that, heavy ATM issuance may leave a lasting “overhang” of extra shares in the market. Those new shares may end up in the hands of short-term traders who are quick to sell on any bounce. As a result, every time the stock tries to move higher, there may be a wall of supply waiting to hit the bid, which keeps a lid on the price and drags out the recovery. Even if ETH starts appreciating again, this overhang may weigh on the stock for a long time until that excess supply is fully absorbed.

By contrast, we have avoided this path and will instead focus on accretive structures that prioritize ETH per share and long-term alignment, leaving us better positioned to compound through this consolidation.

S-4 Review and Path to Launch: Our confidential Form S-4 filing remains under SEC review, with comments expected soon. We are front-loading all related workstreams, including Q3 financials, internal controls, and governance documentation, so we can respond quickly once the SEC reopens its comment window. Our goal is to respond as rapidly as reasonably possible to SEC comments, with the goal of pulling forward our effective date and the subsequent shareholder vote to complete the business combination with Dynamix Corporation.

Treasury Performance and Yield: All ETH in our custody is now live onchain and generating yield. As of September 30, 2025 The Ether Machine’s treasury totaled approximately $369M of pro forma cash at closing, plus 496,735 pro forma ETH (valued at $1.7 billion as of Nov 12, 2025), with an implied annual yield of 2.94%, again outperforming the CESR staking benchmark. This performance underscores the strength of our validator operations and our readiness to add ETH yield at institutional scale further strengthening our ability to compound ETHGPS.

Institutional Differentiation: We continue to differentiate ourselves from other Digital Asset Treasuries (DATs) through our unique de novo structure and go-to-market execution. Unlike peers that relied on legacy shell takeovers, The Ether Machine built a clean slate company, free of inherited liabilities, and backed by a Big Four audit— the first completed by any DAT since Strategy (MSTR). Moreover, we continue to do the hard work now to prepare for credit ratings, index inclusions, and institutional allocation. This foundation positions us to utilize capital markets tools such as convertible bonds, perpetual preferred equity, and other structured yield instruments that we believe can expand our ETH holdings per share over time.

Brand Momentum and Market Awareness: October brought continued institutional and media traction, including NASDAQ: IPO Edge, Medici Network, and appearances at DAS London, CoinAlts, and the Sohn Investment Conference.

Looking Ahead

For the remainder of the year, our focus is clear: finalize SEC comments, prepare for the shareholder process, and complete all public-company readiness tasks— from SOX compliance and financial reporting to board committee charters and internal controls, and finally publicly launch The Ether Machine.

The next phase will define not just our launch, but will serve as a template for how Ethereum based capital markets evolve. We remain committed to operating with the rigor, transparency, and Ethereum alignment that have defined The Ether Machine from inception.

Now is the time we double down on our vision to create the industry-leading institutional vehicle focused on accretive ether generation per share. Please reach out with any questions.

Onward,

Andrew Keys

Co-Founder and Chairman

The Ether Machine, Inc.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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